Exhibit (a)(1)(ix)

PRESS RELEASE

FOR IMMEDIATE RELEASE: Contran Corporation Three Lincoln Centre 5430 LBJ Freeway, Suite 1700 Dallas, Texas 75240-2697 (972) 233-1700	CONTACT: Bobby D. O’Brien Vice President and Chief Financial Officer (972) 233-1700

CONTRAN EXTENDS TENDER OFFER
TO ACQUIRE UP TO 2,600,000 SHARES OF
KEYSTONE CONSOLIDATED INDUSTRIES

Dallas, TX -- March 2, 2011 -- Contran Corporation today announced an extension of its cash tender offer to purchase up to 2,600,000 shares of common stock of Keystone Consolidated Industries, Inc. (OTC Bulletin Board:  KYCN) for $6.50 per share in cash without interest and less applicable withholding taxes.

The tender offer and withdrawal rights are now scheduled to expire at 5:00 p.m., New York City time, on March 8, 2011, unless further extended.  The tender offer was previously scheduled to expire at 11:59 p.m., New York City time, on March 1, 2011.

Computershare Trust Company, N.A., the depositary for the tender offer, has indicated that, as of 11:59 p.m., New York City time, on March 1, 2011, approximately 1,572,150 shares of Keystone common stock had been validly tendered and not withdrawn pursuant to the tender offer, including 51 shares under notice of guaranteed delivery.

The tender offer materials may be obtained at no charge by directing a request to the Information Agent for the tender offer, D.F. King & Co., Inc., at 212-269-5550 or 888-628-1041 (toll free), and may also be obtained at no charge at the website maintained by the Securities and Exchange Commission (SEC) at www.sec.gov.  Additionally, questions and requests for assistance may be directed to D.F. King & Co., Inc. at the telephone numbers provided above.

About Contran

Contran is primarily a holding company with operations conducted through wholly-owned and majority-owned subsidiaries, including Keystone and Valhi, Inc.  Valhi, a publicly traded company approximately 94% controlled by Contran, is also primarily a holding company with operations in chemicals (through Kronos Worldwide, Inc.), component products (through CompX International Inc.) and waste management industries (through Waste Control Specialists LLC).  Contran is also the largest shareholder of Titanium Metals Corporation (TIMET), which operates in the titanium metals industry, although Contran owns less than a majority of TIMET.

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This announcement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Keystone.  Contran has filed with the SEC a tender offer statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and these documents have been mailed to Keystone stockholders.  These documents contain important information about the tender offer and stockholders of Keystone are urged to read them carefully.  Stockholders of Keystone may obtain a free copy of these documents and other documents filed by Contran or Keystone with the SEC at the website maintained by the SEC at www.sec.gov.  In addition, stockholders may obtain a free copy of these documents from Contran by mailing a request to Corporate Secretary, Contran Corporation, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.